UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 1)*

Collective Brands, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

19421W100

(CUSIP Number)

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

Attn: Stephen D. Oetgen

                        Robert M. Hayward, P.C.

(312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 9, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19421W100

1.	NAME OF REPORTING PERSON Golden Gate Public Equities Opportunities, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 19421W100

1.	NAME OF REPORTING PERSON GGC Public Equities Opportunities Blocker Corporation, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 19421W100

1.	NAME OF REPORTING PERSON Golden Gate Capital Opportunity Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 19421W100

1.	NAME OF REPORTING PERSON Golden Gate Capital Opportunity Fund-A, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 19421W100

1.	NAME OF REPORTING PERSON GGCOF Co-Invest, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 19421W100

1.	NAME OF REPORTING PERSON GGCOF Co-Invest Management, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 19421W100

1.	NAME OF REPORTING PERSON GGC Opportunity Fund Management, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 19421W100

1.	NAME OF REPORTING PERSON GGC Opportunity Fund Management GP, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON CO

The following amendments to this Statement on Schedule 13D (this “Statement”) are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Statement as previously filed. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 1.	Security and Issuer.

This Statement is jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act: GGC Public Equities Opportunities, L.P. (“GGCPEO”), GGC Public Equities Opportunities Blocker Corporation, Ltd. (“GGCPEO Blocker”), Golden Gate Capital Opportunity Fund, L.P. (“GGCOF”), Golden Gate Capital Opportunity Fund-A, L.P. (“GGCOF-A”), GGCOF Co-Invest, L.P. (“GGCOF Co-Invest”), GGC Opportunity Fund Management, L.P. (“Fund GP”), GGCOF Co-Invest Management, L.P. (“Co-Invest GP”) and GGC Opportunity Fund Management GP, Ltd. (“Ultimate GP”) (collectively, the “Reporting Persons”) and relates to the shares of Common Stock, of Collective Brands, Inc., a Delaware corporation (“Collective Brands” or the “Issuer”). The principal executive office and mailing address of the Issuer is 3231 Southeast Sixth Avenue, Topeka, Kansas 66607-2207.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

Closing of the Merger

On October 9, 2012, pursuant to the terms of the Merger Agreement, Merger Sub was merged with and into the Issuer (the “Merger”) with the Issuer surviving the Merger as a wholly-owned subsidiary of Parent (the “Surviving Corporation”). At the effective time of the Merger (the “Effective Time”), each share of Common Stock issued and outstanding immediately prior to the Effective Time (the “Former Common Stock”), other than (i) shares of Common Stock owned by Parent, Merger Sub or any other direct or indirect wholly-owned subsidiary of Parent and shares of Common Stock owned by the Company or any direct or indirect wholly-owned subsidiary of the Company, in each case not held on behalf of third parties, (ii) shares of Common Stock owned by stockholders who have perfected and not withdrawn a demand for, or lost their right to, appraisal under Delaware law, (iii) shares of restricted Common Stock and (iv) Rollover Shares (as defined below), was cancelled and converted into the right to receive $21.75 in cash (the “Merger Consideration”), without interest.

At the Effective Time, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time was converted into one share of common stock, par value $0.01 per share (the “Private Stock”), of the Surviving Corporation. The Private Stock is not registered under Section 12 of the Act.

Immediately prior to the Effective Time, 364,634 shares of Common Stock beneficially owned by certain of the Reporting Persons or their affiliates were transferred, indirectly or directly, to Parent (the “Rollover Shares”). At the Effective Time, the Rollover Shares were cancelled without payment of any consideration therefor.

At the Effective Time, each share of Former Common Stock, other than the Rollover Shares, beneficially owned by the Reporting Persons was cancelled and converted into the right to receive the Merger Consideration. As a result of these transactions, as of October 9, 2012, the Reporting Persons no longer beneficially own any shares of Former Common Stock.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - 5(e) are hereby amended and restated in their entirety with the following:

(a) As a result of the transactions described in Item 4, as of October 9, 2012, the Reporting Persons no longer beneficially own any shares of Former Common Stock and, as such, the Reporting Persons and the Blum Entities may no longer collectively be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Act.

(b) As a result of the transactions described in Item 4, as of October 9, 2012, the Reporting Persons no longer beneficially own any shares of Former Common Stock. As such, the Reporting Persons no longer have any voting or dispositive power over any shares of Former Common Stock.

(c) Except for the transactions described in Item 4, there were no transactions in the Former Common Stock effected by the Reporting Persons during the past 60 days.

(d) Not applicable.

(e) As a result of the transactions described in Item 4, as of October 9, 2012, the Reporting Persons ceased to be the beneficial owner of more than five percent of the outstanding Former Common Stock. Therefore, this Statement constitutes the final amendment to the Reporting Persons Schedule 13D amended hereby and an exit filing for the Reporting Persons.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1 Joint Filing Undertaking dated October 9, 2012 by and among Golden Gate Capital Opportunity Fund, L.P., Golden Gate Capital Opportunity Fund-A, L.P., GGCOF Co-Invest, L.P., GGC Co-Invest Management, L.P., GGC Opportunity Fund Management, L.P., GGC Opportunity Fund Management, GP, Ltd., GGC Public Equities Opportunities, L.P., GGC Public Equities Opportunities Blocker Corporation, Ltd. (filed herewith).

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: October 9, 2012

Golden Gate Capital Opportunity Fund, L.P. Golden Gate Capital Opportunity Fund-A, L.P.

By:	GGC Opportunity Fund Management, L.P.
Its:	General Partner

By:	GGC Opportunity Fund Management GP, Ltd.
Its:	General Partner

By:	/s/ David C. Dominik
David C. Dominik
Its:	Director

GGC Opportunity Fund Management, L.P.

By:	GGC Opportunity Fund Management GP, Ltd.
Its:	General Partner

By:	/s/ David C. Dominik
David C. Dominik
Its:	Director

GGC Opportunity Fund Management GP, Ltd.

By:	/s/ David C. Dominik
David C. Dominik
Its:	Director

GGCOF Co-Invest, L.P.

By: GGC Co-Invest Management, L.P. Its: General Partner

By: GGC Opportunity Fund Management, L.P. Its: General Partner

By: GGC Opportunity Fund Management GP, Ltd. Its: General Partner

By:	/s/ David C. Dominik
David C. Dominik
Its:	Director

GGC Co-Invest Management, L.P.

By: GGC Opportunity Fund Management, L.P. Its: General Partner

By: GGC Opportunity Fund Management GP, Ltd. Its: General Partner

By:	/s/ David C. Dominik
David C. Dominik
Its:	Director

GGC Public Equities Opportunities, L.P.
By: GGC Public Equities Opportunities Blocker Corporation, Ltd.
Its: General Partner

/s/ David C. Dominik
Its: Director

GGC Public Equities Opportunities Blocker Corporation, Ltd.

/s/ David C. Dominik
Its: Director

Exhibit 1

JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

The execution and filing of this agreement shall not be construed as an admission that the below-named parties are a group, or have agreed to act as a group.

Dated: October 9, 2012

Golden Gate Capital Opportunity Fund, L.P. Golden Gate Capital Opportunity Fund-A, L.P.

By: GGC Opportunity Fund Management, L.P.
Its: General Partner

By:	GGC Opportunity Fund Management GP, Ltd.
Its:	General Partner

By:	/s/ David C. Dominik
David C. Dominik
Its:	Director

GGC Opportunity Fund Management, L.P.

By:	GGC Opportunity Fund Management GP, Ltd.
Its:	General Partner

By:	/s/ David C. Dominik
David C. Dominik
Its:	Director

GGC Opportunity Fund Management GP, Ltd.

By:	/s/ David C. Dominik
David C. Dominik
Its:	Director

GGCOF Co-Invest, L.P.

By: GGC Co-Invest Management, L.P.
Its: General Partner

By: GGC Opportunity Fund Management, L.P.
Its: General Partner

By:	GGC Opportunity Fund Management GP, Ltd.
Its:	General Partner

By:	/s/ David C. Dominik
David C. Dominik
Its:	Director

GGC Co-Invest Management, L.P.

By: GGC Opportunity Fund Management, L.P.
Its: General Partner

By:	GGC Opportunity Fund Management GP, Ltd.
Its:	General Partner

By:	/s/ David C. Dominik
David C. Dominik
Its:	Director

GGC Public Equities Opportunities, L.P.
By: GGC Public Equities Opportunities Blocker Corporation, Ltd.
Its: General Partner

/s/ David C. Dominik
Its: Director

GGC Public Equities Opportunities Blocker Corporation, Ltd.

/s/ David C. Dominik
Its: Director